Ms Y Trotter Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 United States of America 20 August 2012 Dear Ms Trotter,	Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN

Lloyds Banking Group plc
Form 20-F for the fiscal year ended 31 December 2011
Filed 16 March 2012
File no. 001-15246

I am writing further to your correspondence with Davis Polk on Friday 17 August 2012 regarding the letter from the Division of Corporation Finance dated 16 August 2012, which set out certain comments on the above filing of Lloyds Banking Group plc (the “Company”).

As Davis Polk explained, the Company is currently drafting its response, but would appreciate an extension beyond the original 10 business day reply period so that the Group Finance Director is able to review the Group’s response on his return to the office. The Group anticipates submitting its response by 7 September 2012.

You agreed to this extension and asked that the Group send a letter as confirmation; we understand that in the absence of a written response from your office, the extension can be taken as approved.

I trust that this is sufficient for the purposes of agreeing the above extension, but should you need any further information please do not hesitate to contact me.

Yours sincerely,

/s/ Sue Harris
Sue Harris
Finance Director, Group Finance
Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland No. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ